Exhibit 99

Unilever United States, Inc.

Media Relations Contact: Nancy Goldfarb 212-906-4690	Investor Relations Contact: Leigh Ferst 212-906-3430

HOLD FOR 2:00 A.M. (EST) RELEASE

UNILEVER FIRST QUARTER RESULTS 2003
(Unaudited)

New York, NY – May 2, 2003 – Outlook for the year confirmed despite a slower than expected start to the year.

FINANCIAL HIGHLIGHTS

€ Millions (constant 2002 average exchange rates)
	First Quarter 2003

Turnover	11,124	(4)%
Operating profit – beia*	1,623	(2)%
Pre-tax profit	1,095	22%
Net profit	670	57%
Net profit – beia*	865	2%

EPS NV – beia * (Euros)	0.88	4%
EPS PLC – beia * (Euro cents)	13.22	4%

* Before exceptional items and amortisation of goodwill and intangibles

When expressed at current rates of exchange, earnings per share (beia) were 7% lower than the prior year.

KEY FEATURES FOR THE QUARTER

•	Sales growth of our leading brands was 5.5% for the last twelve months, and 3.0% in the first quarter, with continued excellent growth of 6.8% in Home & Personal Care but a slow start in Foods which was flat against last year.
•	Operating margin (beia) of 14.6% was 30 basis points ahead of last year, and is after a 180 basis points increase in advertising and promotions.
•	Savings from restructuring continue to be delivered fully in line with our Path to Growth programme.
•	Interest on net debt was reduced by 13% through continued cash flow from operations, proceeds of disposals and lower rates.
•	Earnings per share (beia) grew by 4%.

CHAIRMEN’S COMMENT

Overall, we have seen a slower than expected start to the year in terms of sales. In addition to known phasing effects including a later Easter, we faced a number of short-term developments in the business environment in the latter part of the quarter. In combination, these have particularly affected Foods and our businesses in Europe and North America. However, a strengthening performance in developing and emerging markets and an excellent performance in personal care have contributed to another quarter of strong growth in Home & Personal Care.

Savings from restructuring and portfolio mix improvements continue to be delivered in line with the Path to Growth programme. These provide the fuel for investment behind our brands and support our plan for the year which is built upon a step-up in the level of innovation and market place activities for Foods, and a sustained rate for Home & Personal Care.

While we face a more challenging operating environment, our business, strengthened by the Path to Growth progamme, is naturally resilient and we remain comfortable that our plans will deliver the targets we have given for leading brand and earnings growth.

N W A FitzGerald Chairman, Unilever PLC	A Burgmans Chairman, Unilever N.V.

2nd May 2003

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FIRST QUARTER FINANCIAL RESULTS (at constant exchange rates)

Note: These results include the previously announced changes in accounting  for share options and pensions in both the prior and current years. Further details are given in the notes on page 13. The impact of share options and pensions is to dilute EPS before exceptional items and goodwill amortisation (beia) growth by 6 percentage points in 2003 which is included in the outlook for the year.

Underlying sales grew by 2%. The impact of our disposal programme as we reshape the portfolio under Path to Growth led to sales in the quarter being 4% lower than last year.

Operating margin (beia) at 14.6% was ahead of last year by 30 basis points. The improved margin, on a smaller base through the impact of disposals, led to operating profit (beia) 2% lower than last year.

Amortisation of goodwill and intangibles was €291 million in the quarter.

Interest on net borrowings was €257 million, 13% down from €294 million in the same period last year, as we benefited from continued cash flow from operations, proceeds of business disposals, and lower interest rates. Financing of pension fund assets and liabilities represented a net charge of €48 million which compares with a credit of €27 million in the prior year.

Exceptional items were a profit of €78 million in operating profit and a charge of €28 million in associated companies. The exceptional items in operating profit include profits on disposals of €150 million and restructuring investment costs of €72 million.

The effective tax rate was 32% and reflects the non-tax-deductibility of Bestfoods goodwill amortisation largely offset this quarter by a net tax credit on exceptional items of €32 million arising from the mix of restructuring charges and profits on disposals. The underlying, or beia, rate of tax was 30%, in line with our expectation of a structurally lower rate for the full year.

Net profit (beia) was up 2% to €865 million. Net profit, at €670 million, increased by 57% due to profits on disposal and lower restructuring costs as we move into the latter part of the programme.

Earnings per share (beia) rose by 4%, while earnings per share was ahead by 61%.

As a result of the strengthening of the Euro, earnings per share (beia), expressed at current rates of exchange, were 7% lower than last year while earnings per share on this basis rose by 48%.

FIRST QUARTER PERFORMANCE BY REGION (at constant exchange rates)

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles. Sales growth is stated on an underlying basis, excluding the effects of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

EUROPE

Turnover was 7% lower than last year, primarily reflecting the disposal of businesses as part of reshaping the portfolio within the Path to Growth programme. Underlying sales were 1% below the prior year from phasing effects, including a later Easter which affected our spreads, ice cream and dressings businesses.

In Western Europe, Becel/Flora continued to grow well, particularly through pro·activ cholesterol lowering spread. We also introduced a range of innovations under the Knorr brand, including pasta sauces and the geographic expansion of meal-kits and Vie vegetable rich soups. Pot Noodle also made good progress with innovative advertising and new flavours. Bertolli further extended its ‘Mediterranean lifestyle’ position through a range of sauces and salad dressings in key countries. Overall growth was affected by the end of a contract to supply edible oils and a tough comparator for Slim•Fast with geographic roll-outs in the prior year.

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EUROPE (continued)

In Home & Personal Care in Western Europe, laundry grew in a competitive market, particularly through the Aloe Vera variant and with a good contribution from new perfume varieties in fabric conditioners. Dove continued to show its strength across several categories with further progress for Dove shampoo, in the heartland personal wash bar and with a range of shower products. Axe also performed well with the introduction of new fragrances and a further extension of its shower gel range. In hair, we started the roll-out of Sunsilk which is now available in six European countries.

In Central and Eastern Europe, strong growth in personal care, especially in hair and skin, was offset by our Foods business which was particularly impacted by Easter given our strong presence in the spreads and dressings categories.

Operating margins at 16.1% are 270 basis points ahead of last year reflecting the benefits of savings programmes, partly re-invested in advertising and promotions which were ahead by 80 basis points.

NORTH AMERICA

Turnover was 9% lower than last year, again mainly reflecting the impact of disposals. Underlying sales were lower by 2%. As well as the phasing effects including the later Easter we saw additional short-term disruptions to the operating environment, particularly in the latter part of the quarter. These included sharp trade de-stocking, the impact of financial difficulties experienced by some retailers and distributors and weak out-of-home markets.

Our Unilever Bestfoods business shows a more encouraging underlying trend as we move from the focus on integration to one of innovation and growth. In particular there were good performances from Lipton Asian side dishes, Ragú Rich and Meaty, Skippy, Bertolli pasta sauces, in both Lipton ready-to-drink tea and ready-to-drink lemonade and Becel in Canada. Slim•Fast sales declined in the quarter through the impact of changes in promotional plans and timing. In addition there has been a rapid growth of low carbohydrate diets. However the more recent Slim•Fast innovations continue to do well and we have successfully launched Slim•Fast ice cream. A range of other new Slim•Fast products will follow later in the year. The reach of the Slim•Fast and Ben & Jerry’s brands has been broadened through expansion into the food service channel.

In Home & Personal Care underlying sales were flat with a strong performance in personal care offset by lower sales in home care where we have been focussing on segments which have the greatest opportunity for future profitable growth. Axe has continued to make good progress and together with innovation under the Degree brand has given us a strengthened market position. There has been a promising start by Dove shampoo and further innovations behind the Dove and Vaseline brands have improved our positions in skin care.

Operating margin at 13.1% is 220 basis points lower than last year after a 370 basis points increase in advertising and promotions to support our recent product launches.

AFRICA, MIDDLE EAST AND TURKEY

Turnover was 11% ahead of last year with underlying sales growth of 9% and a net gain from acquisitions and disposals.

Notwithstanding difficult economies in a number of countries and uncertainty in the Middle East the region made excellent progress. Laundry performed especially well through the Surf and Omo brands and Home & Personal Care was further boosted in the skin, oral and hair care markets through activities behind Dove, Lux, Sunsilk and Signal.

In Foods, Knorr has been extended across the north of the region including the launch of the brand in Arabia and the launch of seasonings and meal-makers in Turkey. Lipton also grew strongly especially in tea in Arabia and Egypt and ready-to-drink tea in South Africa.

Operating margin at 11.4% is ahead by 270 basis points with advertising and promotional spending at the same rate as last year.

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ASIA AND PACIFIC

Turnover was ahead by 2% including the impact of disposals. Underlying sales grew by 5% with excellent volume growth partially offset by price declines as we enhanced our competitive position in India.

In Foods there was good growth in our leading brands. However, overall Foods was flat as we continued to manage the tail of brands for value, particularly in beverages and spreads and cooking products. Royco, Bango and Sariwangi led another good quarter in Indonesia. The launch of Lipton Sparkle lemon ready-to-drink tea contributed to a strong performance in Japan and Knorr bouillon was introduced to China. The quarter saw a return to growth in our beverage brands in India as we re-launched Lipton Yellow Label packet tea and launched Brooke Bond boilable tea bags.

In Home & Personal Care there was excellent growth from personal care which was broad based by category and geography. In skin, innovations behind Pond’s, Lifebuoy, Lux and Fair & Lovely led the way whilst in hair there was another strong performance by Dove further boosted by a good contribution from Clear and Lifebuoy. In home care Omo led healthy growth in laundry across all major countries.

The SARS virus is clearly affecting economies in the region, but has had a limited impact on our business.

Operating margin at 15.5% was 120 basis points below the prior year reflecting a 250 basis points increase in advertising and promotions.

LATIN AMERICA

Turnover was ahead by 6% including the impact of disposals while underlying sales grew by 10%. In the north of the region volumes grew strongly, while in the south pricing continued to be the main driver as we recovered devaluation led cost increases, and both consumption and our volumes have been affected as a result.

In Home & Personal Care growth was underpinned by a strong performance from personal care. Dove shampoo was launched in Brazil, Chile and Andina and continued to grow well in skin cleansing and deodorants. Sunsilk was boosted by new variants across the region and the introduction last year into Andina and the Caribbean. Rexona was relaunched in a number of countries and new fragrances of Axe were introduced in Mexico, Andina and Chile, while the brand made its debut in Colombia. Lux performed well including the introduction in Brazil of a variant for the care of dark skin.

In Foods growth was again broad based across categories and with good contribution from innovations, especially in Brazil and Mexico. These included Knorr noodle cups in Mexico, Becel pro·activ and Becel de Capullo in Brazil and Mexico respectively and strong growth of AdeS soy-based drinks in Mexico following a relaunch last year. Arisco moved ahead in Brazil and Hellmann’s made good progress especially in Mexico.

Operating margin at 13.5% is 100 basis points below last year after an increase in advertising and promotions of 170 basis points.

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CASH FLOW

Cash flow from operations in the quarter was €0.8 billion compared with €1.1 billion during the corresponding period last year. Operating profit (beia) at current exchange rates was €250 million lower, mainly through the impact of currency movements. In addition, restructuring cash outflows were higher as we implemented the Path to Growth cost savings programme.

Net interest paid was €171 million lower, reflecting reduced debt levels and the timing of interest payments. Capital expenditure and financial investment was €88 million lower mainly through reduced expenditure on fixed assets. The net cash effect of acquisition and disposal activity this quarter was broadly neutral.

Net debt decreased by €685 million in the quarter. €297 million of the reduction was from cash flow with the balance from currency effects, particularly on our US dollar debt.

BALANCE SHEET

Capital and reserves increased by €526 million in the quarter. Net profits of €637 million and positive currency retranslation of €124 million were partially offset by a €264 million balance sheet movement in net pension assets and liabilities. This was reflected in reserves under the rules of FRS17, our new accounting policy for pensions. Further information is given on page 13.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995). Any forward-looking statements are based on current expectations with respect to important risk factors. It is important to note that the actual results could materially differ from the results anticipated in any forward-looking statements which may be contained in this announcement. Factors which might cause forward-looking statements to differ materially from actual results include, among other things, the overall economic, political, social and business conditions, the demand for our goods and services, competition in the market, fluctuations in interest rates and foreign currencies, the impact and other uncertainties of future acquisitions and disposals and any changes in the tax laws and other legislation and regulation, in the jurisdictions in which we operate.
We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this announcement to reflect actual results, changes in assumptions or in other factors which may affect any forward-looking statements.

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CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 12.

€ Millions – constant rates	First Quarter
	2003	2002 Restated	% Incr./ (Decr.)

TURNOVER	11,124	11,551	(4)%
Less: Share of turnover of joint ventures	(82)	(142)

Group turnover	11,042	11,409	(3)%

Group operating profit	1,396	1,148	22%

Add: Share of operating profit of joint ventures	14	14

OPERATING PROFIT	1,410	1,162	21%
Operating profit beia *	1,623	1,648	(2)%
Exceptional items	78	(168)
Amortisation of goodwill and intangibles	(291)	(318)

Share of operating profit of associates	(13)	—
Other income from fixed investments	3	(1)

Interest (excluding pension related amounts)	(257)	(294)
Net interest cost/return on pension scheme assets and liabilities	(48)	27

PROFIT BEFORE TAXATION	1,095	894	22%

Taxation	(348)	(406)

PROFIT AFTER TAXATION	747	488	53%

Minority interests	(77)	(63)

NET PROFIT	670	425	57%

Net profit beia *	865	846	2%

COMBINED EARNINGS PER SHARE (Constant rates)

- per €0.51 ordinary NV share (Euros)	0.68	0.42	61%
- per 1.4p ordinary PLC share (Euro cents)	10.21	6.32	61%

- per €0.51 ordinary NV share – beia * (Euros)	0.88	0.85	4%
- per 1.4p ordinary PLC share – beia * (Euro cents)	13.22	12.73	4%

- per €0.51 ordinary NV share – diluted (Euros)	0.66	0.41	61%
- per 1.4p ordinary PLC share – diluted (Euro cents)	9.92	6.15	61%

* Before exceptional items and amortisation of goodwill and intangibles

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

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NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 12.

€ Millions – current rates	First Quarter
	2003	2002 Restated	% Incr./ (Decr.)

NET PROFIT	637	441	45%

Net profit beia *	815	886	(8)%

COMBINED EARNINGS PER SHARE (Current rates)

- per €0.51 ordinary NV share (Euros)	0.65	0.44	48%
- per 1.4p ordinary PLC share (Euro cents)	9.69	6.54	48%

- per €0.51 ordinary NV share – beia * (Euros)	0.83	0.89	(7)%
- per 1.4p ordinary PLC share – beia * (Euro cents)	12.44	13.34	(7)%

- per €0.51 ordinary NV share – diluted (Euros)	0.63	0.42	48%
- per 1.4p ordinary PLC share – diluted (Euro cents)	9.42	6.36	48%

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions – current rates	First Quarter
	2003	2002 Restated

Net profit	637	441
Currency retranslation	112	(304)

Total recognised gains for the year	749	137
Pension gains and losses net of tax	(264)	(91)
Total recognised gains / (losses) since last annual accounts	485	46

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

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MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions – current rates	First Quarter
	2003	2002 Restated

Shareholders' equity as at 1 January (1)	4,629	8,437
Net profit	637	441
Dividends	(6)	(10)
Goodwill movements	10	1
Currency retranslation	124	(307)
Change in number of shares or certificates of shares held in connection with share options	(4)	(17)
Pension gains and losses net of tax	(264)	(91)
Adjustment to cost of share options	29	15

Shareholders' equity as at the end of the period	5,155	8,469

SUMMARY BALANCE SHEET (unaudited)

€ Millions – current rates	As at 29th March 2003	As at 31st December 2002	As at 30th March 2002
		Restated	Restated
Goodwill and intangibles	20,268	20,274	24,586
Other fixed assets	7,694	8,115	10,014
Stocks	4,818	4,500	5,506
Debtors	7,668	6,951	9,891
Cash and current investments	3,619	3,478	2,182
Trade and other creditors	(11,986)	(11,732)	(12,913)

	32,081	31,586	39,266

Borrowings	19,900	20,444	25,220
Provisions for liabilities and charges	6,376	5,894	4,845
Minority interests	650	619	732
Capital and reserves	5,155	4,629	8,469

	32,081	31,586	39,266

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in the accounting policy for share option costs (see notes on page 13).

	As at 1st January 2003	As at 1st January 2002
(1)Shareholders’ equity as previously reported	5,867	6,993
Change in accounting policy – pensions	(1,238)	1,444

Shareholders’ equity as restated	4,629	8,437

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CASH FLOW STATEMENT (unaudited)

€ Millions – current rates	First Quarter
	2003	2002
Cash flow from group operating activities	823	1,138
Dividends from joint ventures	3	6
Returns on investments and servicing of finance	(99)	(275)
Taxation	(255)	(295)
Capital expenditure and financial investment	(160)	(248)
Acquisitions and disposals	(15)	90

CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	297	416
Management of liquid resources	225	34
Financing	(317)	(278)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	205	172

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

€ Millions – current rates	First Quarter
	2003	2002

NET DEBT AT 1 JANUARY	(16,966)	(23,199)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	205	172
Cash flow from (increase)/decrease in borrowings	317	276
Cash flow from increase/(decrease) in liquid resources	(225)	(34)

Change in net funds resulting from cash flows	297	414
Borrowings within group companies acquired	(26)	—
Borrowings within group companies sold	—	14
Liquid resources within group companies acquired	—	—
Liquid resources within group companies sold	(3)	—
Non cash movements	(123)	(15)
Currency retranslation	540	(252)

MOVEMENT IN NET DEBT IN THE PERIOD	685	161

NET DEBT AT PERIOD END	(16,281)	(23,038)

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GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

€ Millions – constant rates	First Quarter
	2003	2002 Restated	% Incr./ (Decr.)

TURNOVER	11,124	11,551	(4)%

Europe	4,323	4,670	(7)%
North America	2,811	3,075	(9)%
Africa, Middle East and Turkey	778	699	11%
Asia and Pacific	1,887	1,855	2%
Latin America	1,325	1,252	6%

OPERATING PROFIT – beia *	1,623	1,648	(2)%

Europe	694	626	11%
North America	369	470	(21)%
Africa, Middle East and Turkey	89	61	46%
Asia and Pacific	293	310	(6)%
Latin America	178	181	(2)%

OPERATING MARGIN – beia *	14.6%	14.3%

Europe	16.1%	13.4%
North America	13.1%	15.3%
Africa, Middle East and Turkey	11.4%	8.7%
Asia and Pacific	15.5%	16.7%
Latin America	13.5%	14.5%

* Before exceptional items and amortisation of goodwill and intangibles

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OPERATIONAL ANALYSIS (at constant rates – unaudited)

€ Millions – constant rates	First Quarter
	2003	2002 Restated	% Incr./ (Decr.)

TURNOVER	11,124	11,551	(4)%

Foods	6,062	6,348	(5)%
Savoury and dressings	2,197	2,243	(2)%
Spreads and cooking products	1,298	1,510	(14)%
Health & wellness and beverages	976	994	(2)%
Ice cream and frozen foods	1,591	1,601	(1)%
Home care and professional cleaning	1,985	2,330	(15)%
Personal care	2,982	2,755	8%
Other operations	95	118	(20)%

OPERATING PROFIT– beia *	1,623	1,648	(2)%

Foods	799	799	—%
Savoury and dressings	374	305	22%
Spreads and cooking products	191	224	(15)%
Health & wellness and beverages	136	172	(21)%
Ice cream and frozen foods	98	98	—%
Home care and professional cleaning	247	258	(4)%
Personal care	583	578	1%
Other operations	(6)	13	(147)%

OPERATING MARGIN – beia *	14.6%	14.3%

Foods	13.2%	12.6%
Savoury and dressings	17.0%	13.6%
Spreads and cooking products	14.7%	14.8%
Health & wellness and beverages	13.9%	17.3%
Ice cream and frozen foods	6.1%	6.1%
Home care and professional cleaning	12.5%	11.1%
Personal care	19.6%	21.0%
Other operations	(6.4)%	10.9%

* Before exceptional items and amortisation of goodwill and intangibles

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NOTES

Exchange rate conventions and impact of movements in exchange rates

Consistent with our previous practice, the following exchange rate conventions have been applied:

In the profit and loss account information given on page 6 and the segmental analysis on pages 10 and 11, the results for 2003 and the comparative figures for 2002 have been translated at constant exchange rates, being the annual average exchange rates for 2002. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated, and is the basis on which we measure our annual operational performance internally. It also forms the basis for target setting and the annual outlook statement. For our reporting currencies these rates were €1 = £0.63 = US $0.94.

The quarterly results, earnings per share and cash flow are translated at rates current in each period. For our reporting currencies these rates were €1 = £0.67 = US $1.07 for first quarter 2003 and €1 = £0.61 = US $0.88 for first quarter 2002.

Thus the two conventions apply different exchange rates to the individual quarters for the prior year comparator. Over the year this evens out, so that the full year numbers for the comparator are identical under both conventions.

The Euro strengthened progressively through 2002 against a basket of currencies. As a result, the current rate results in the first quarter of last year represent a particularly high base for comparison compared with results at average exchange rates for the year. This effect will reverse over the remainder of the year.

As a result of the strengthening Euro, the growth rates for turnover and net profit beia were 13% and 10% lower at current exchange rates than at constant rates, of which 5% relates to the phasing of the exchange rate movement during 2002 as described above. For illustrative purposes, if the first quarter 2003 exchange rates were to remain in place through the remainder of the year, then growth in net profit beia for the year would be around 5% lower at current rates than at constant rates.

Results at current rates of exchange

€ Millions – current rates	First Quarter
	2003	2002 Restated	% Incr. /(Decr.)

Turnover	10,182	12,238	(17)%

Operating profit	1,302	1,232	6%
Operating profit beia *	1,496	1,746	(14)%

Share of operating profit of associates & income from investments	(9)	—
Interest (including net interest cost/return on pension scheme assets and liabilities)	(262)	(296)
Taxation	(325)	(428)
Minority interests	(69)	(67)

Net profit	637	441	45%

Net profit beia *	815	886	(8)%

The impact of exchange rate movements on the results at current exchange rates in Euros, £ sterling and US dollars is given below, along with the year on year percentage change at constant rates.

First Quarter – Millions	Constant rates	At current rates of exchange
	% Incr.	€	% Incr.	£	% Incr.	US $	% Incr.
	/(Decr.)	2003	/(Decr.)	2003	/(Decr.)	2003	/(Decr.)

Turnover	(4)%	10,182	(17)%	6,812	(9)%	10,915	2%
Operating profit beia *	(2)%	1,496	(14)%	1,000	(7)%	1,603	5%
Net profit	57%	637	45%	426	57%	683	77%
Net profit beia *	2%	815	(8)%	545	—%	874	13%
% Change in EPS	61%		48%		61%		81%
% Change in EPS – beia *	4%		(7)%		1%		14%

* Before exceptional items and amortisation of goodwill and intangibles

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The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.69 = US $1.07 at 31 March 2003, €1 = £0.65 = US $1.05 at 31 December 2002 and €1 = £0.61 = US $0.87 at 31 March 2002.

Acquisitions and disposals

On 18 February 2003, we announced an agreement to acquire the remaining unheld shares in CPC/Aji Asia, a joint venture with activities in six countries, from Ajinomoto Co. Inc., Japan. The acquisition is in two parts with approximately one half of Ajinomoto’s holding transferred on 25 March 2003 and the balance scheduled for transfer in March 2004. Unilever will pay a total of US $381 million for Ajinomoto’s holding. Unilever has full management control of the business with effect from 25 March 2003, and accordingly the business was fully consolidated in the balance sheet at 29 March 2003.

On 28 March 2003, we completed the sale of Frigedoc, our mobile home-vending frozen foods and ice cream business in France, to Toupargel.

FRS 17

From 1 January 2003 we have adopted United Kingdom Financial Reporting Standard 17 (FRS 17) 'Retirement Benefits' which requires that pension assets and liabilities be stated at fair values. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets and profit and loss accounts.

The implementation of FRS 17 has resulted in a restatement of €1,238 million reduction in the opening capital and reserves for 2003 (2002: increase of €1,444 million). In the 2003 opening balance sheet pension liabilities have increased by €1,752 million (2002: decrease of €628 million). Deferred tax within liabilities has been reduced by €1,785 million (2002: reduction of €1,383 million). The change in debtors because of changes in pension assets and deferred tax is a net reduction of €1,280 million in the 2003 opening balance (2002: reduction of €561 million). Minority interests have also been reduced by €9 million (2002: increase of €6 million).

In the profit and loss account for the first quarter of 2002 operating profit has decreased by €16 million and interest has increased by €27 million. Total recognised gains and losses for the first quarter of 2002 have reduced by €91 million for actuarial gains and losses and differences between actual and expected return on pensions plan assets.

Share options

In line with recommendations of various standard setting bodies, from 1 January 2003 we changed our accounting policy for share options. The impact of adoption of this change has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets and profit and loss accounts. We have been hedging our existing share option programmes by buying shares at the time of grant and taking the financing cost within interest. The accounting change is to include an additional non cash charge against operating profit to reflect the value to the employee of the share options granted. In determining this charge we are applying a Black-Scholes based valuation spread over the vesting period of the option.

In the profit and loss account for the first quarter of 2002 operating profit has been reduced by €15 million, and in the first quarter of 2003 a charge of €29 million has been included in operating profit.

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

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Earnings per share in Euro for the quarter

	Constant rates		Current rates
	2003	2002	2003	2002
		Restated		Restated

	Thousands of units
Average number of combined share units of €0.51	973,339	981,988	973,339	981,988
Average number of combined share units of 1.4p	6,488,927	6,546,584	6,488,927	6,546,584

COMBINED EPS	€ Millions
Net profit	670	425	637	441
Less: Preference dividends	(8)	(13)	(8)	(13)

Net profit attributable to ordinary capital	662	412	629	428

Combined EPS per €0.51 (Euros)	0.68	0.42	0.65	0.44
Combined EPS per 1.4p (Euro cents)	10.21	6.32	9.69	6.54

COMBINED EPS – BEIA *	€ Millions
Net profit	670	425	637	441
Add back exceptional items net of tax	(82)	116	(74)	121
Add back amortisation of goodwill / intangibles net of tax	277	305	252	324

Net profit beia *	865	846	815	886
Less: Preference dividends	(8)	(13)	(8)	(13)

Net profit attributable to ordinary capital – beia	857	833	807	873

Combined EPS – beia* per €0.51 (Euros)	0.88	0.85	0.83	0.89
Combined EPS – beia* per 1.4p (Euro cents)	13.22	12.73	12.44	13.34

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	1,002,138	1,009,836	1,002,138	1,009,836
Adjusted average combined share units of 1.4p	6,680,920	6,732,239	6,680,920	6,732,239

	€ Millions
Net profit attributable to ordinary capital	662	412	629	428

Combined diluted EPS per €0.51 (Euros)	0.66	0.41	0.63	0.42
Combined diluted EPS per 1.4p (Euro cents)	9.92	6.15	9.42	6.36

* Before exceptional items and amortisation of goodwill and intangibles

Dates

The results for the second quarter and first half-year 2003 will be announced on 30 July 2003.

ENQUIRIES: UNILEVER PRESS OFFICE +44 (0) 20 7822 6805
Internet: http://www.unilever.com
E-mail: press-office.london@unilever.com

2 May 2003

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CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 12.

US $ Millions – constant rates	First Quarter
	2003	2002 Restated	% Incr./ (Decr.)

TURNOVER	10,458	10,859	(4)%
Less: Share of turnover of joint ventures	(77)	(133)

Group turnover	10,381	10,726	(3)%

Group operating profit	1,313	1,079	22%

Add: Share of operating profit of joint ventures	13	14

OPERATING PROFIT	1,326	1,093	21%
Operating profit beia *	1,526	1,550	(2)%
Exceptional items	73	(158)
Amortisation of goodwill and intangibles	(273)	(299)

Share of operating profit of associates	(12)	—
Other income from fixed investments	3	—

Interest (excluding pension related amounts)	(242)	(276)
Net interest cost/return on pension scheme assets and liabilities	(45)	25

PROFIT BEFORE TAXATION	1,030	842	22%

Taxation	(327)	(382)

PROFIT AFTER TAXATION	703	460	53%

Minority interests	(72)	(59)

NET PROFIT	631	401	57%

Net profit beia *	814	796	2%

COMBINED EARNINGS PER SHARE (Constant rates)	$	$

– per €0.51 ordinary NV share	0.64	0.40	61%
– per 5.6p ordinary PLC share	0.38	0.24	61%

– per €0.51 ordinary NV share – beia *	0.83	0.80	4%
– per 5.6p ordinary PLC share – beia *	0.50	0.48	4%

– per €0.51 ordinary NV share – diluted	0.62	0.39	61%
– per 5.6p ordinary PLC share – diluted	0.37	0.23	61%

* Before exceptional items and amortisation of goodwill and intangibles

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

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NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 12.

US $ Millions – current rates	First Quarter
	2003	2002 Restated	% Incr./ (Decr.)

NET PROFIT	683	386	77%

Net profit beia *	874	777	13%

COMBINED EARNINGS PER SHARE (Current rates)	$	$

– per €0.51 ordinary NV share	0.69	0.38	81%
– per 5.6p ordinary PLC share	0.42	0.23	81%

– per €0.51 ordinary NV share – beia *	0.89	0.78	14%
– per 5.6p ordinary PLC share – beia *	0.53	0.47	14%

– per €0.51 ordinary NV share – diluted	0.67	0.37	81%
– per 5.6p ordinary PLC share – diluted	0.40	0.22	81%

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions – current rates	First Quarter
	2003	2002 Restated
Net profit	683	386
Currency retranslation	234	(356)

Total recognised gains for the year	917	30
Pension gains and losses net of tax	(283)	(80)

Total recognised gains / (losses) since last annual accounts	634	(50)

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

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MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions – current rates	First Quarter
	2003	2002 Restated
Shareholders' equity as at 1 January (1)	4,856	7,470
Net profit	683	386
Dividends	(7)	(9)
Goodwill movements	11	1
Currency retranslation	248	(384)
Change in number of shares or certificates of shares held in connection with share options	(4)	(15)
Pension gains and losses net of tax	(283)	(80)
Adjustment to cost of share options	32	13

Shareholders' equity as at the end of the period	5,536	7,382

SUMMARY BALANCE SHEET (unaudited)

US $ Millions – current rates	As at 29th March 2003	As at 31st December 2002 Restated	As at 30th March 2002 Restated
Goodwill and intangibles	21,768	21,268	21,432
Other fixed assets	8,263	8,513	8,729
Stocks	5,175	4,721	4,800
Debtors	8,235	7,292	8,622
Cash and current investments	3,886	3,649	1,902
Trade and other creditors	(12,873)	(12,308)	(11,256)

	34,454	33,135	34,229

Borrowings	21,372	21,446	21,985
Provisions for liabilities and charges	6,848	6,183	4,223
Minority interests	698	650	639
Capital and reserves	5,536	4,856	7,382

	34,454	33,135	34,229

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

		As at 1st January 2003	As at 1st January 2002

(1)	Shareholders’ equity as previously reported	6,154	6,192
	Change in accounting policy – pensions	(1,298)	1,278

	Shareholders’ equity as restated	4,856	7,470

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CASH FLOW STATEMENT (unaudited)

US $ Millions – current rates	First Quarter
	2003	2002
Cash flow from group operating activities	883	998
Dividends from joint ventures	3	5
Returns on investments and servicing of finance	(107)	(241)
Taxation	(273)	(258)
Capital expenditure and financial investment	(172)	(216)
Acquisitions and disposals	(16)	78

CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	318	366

Management of liquid resources	240	30
Financing	(340)	(244)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	218	152

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

US $ Millions – current rates	First Quarter
	2003	2002
NET DEBT AT 1 JANUARY	(17,797)	(20,540)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	218	152
Cash flow from (increase)/decrease in borrowings	340	242
Cash flow from increase/(decrease) in liquid resources	(240)	(30)

Change in net funds resulting from cash flows	318	364
Borrowings within group companies acquired	(28)	—
Borrowings within group companies sold	—	12
Liquid resources within group companies acquired	—	—
Liquid resources within group companies sold	(3)	—
Non cash movements	(131)	(13)
Currency retranslation	155	94

MOVEMENT IN NET DEBT IN THE PERIOD	311	457

NET DEBT AT PERIOD END	(17,486)	(20,083)

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GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

US $ Millions – constant rates	First Quarter
	2003	2002 Restated	% Incr./ (Decr.)

TURNOVER	10,458	10,859	(4)%

Europe	4,064	4,391	(7)%
North America	2,643	2,890	(9)%
Africa, Middle East and Turkey	732	657	11%
Asia and Pacific	1,774	1,744	2%
Latin America	1,245	1,177	6%

OPERATING PROFIT – beia *	1,526	1,550	(2)%

Europe	653	590	11%
North America	347	442	(21)%
Africa, Middle East and Turkey	83	57	46%
Asia and Pacific	275	291	(6)%
Latin America	168	170	(2)%

OPERATING MARGIN – beia *	14.6%	14.3%

Europe	16.1%	13.4%
North America	13.1%	15.3%
Africa, Middle East and Turkey	11.4%	8.7%
Asia and Pacific	15.5%	16.7%
Latin America	13.5%	14.5%

* Before exceptional items and amortisation of goodwill and intangibles

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OPERATIONAL ANALYSIS (at constant rates – unaudited)

US $ Millions – constant rates	First Quarter
	2003	2002 Restated	% Incr./ (Decr.)
TURNOVER	10,458	10,859	(4)%

Foods	5,699	5,968	(5)%
Savoury and dressings	2,066	2,109	(2)%
Spreads and cooking products	1,220	1,420	(14)%
Health & wellness and beverages	917	934	(2)%
Ice cream and frozen foods	1,496	1,505	(1)%
Home care and professional cleaning	1,866	2,190	(15)%
Personal care	2,804	2,590	8%
Other operations	89	111	(20)%

OPERATING PROFIT– beia *	1,526	1,550	(2)%

Foods	751	752	—%
Savoury and dressings	352	288	22%
Spreads and cooking products	180	211	(15)%
Health & wellness and beverages	127	161	(21)%
Ice cream and frozen foods	92	92	—%
Home care and professional cleaning	233	242	(4)%
Personal care	548	544	1%
Other operations	(6)	12	(147)%

OPERATING MARGIN – beia *	14.6%	14.3%

Foods	13.2%	12.6%
Savoury and dressings	17.0%	13.6%
Spreads and cooking products	14.7%	14.8%
Health & wellness and beverages	13.9%	17.3%
Ice cream and frozen foods	6.1%	6.1%
Home care and professional cleaning	12.5%	11.1%
Personal care	19.6%	21.0%
Other operations	(6.4)%	10.9%

* Before exceptional items and amortisation of goodwill and intangibles

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Earnings per share in US Dollars for the quarter

	Constant rates		Current rates
	2003	2002 Restated	2003	2002 Restated

	Thousand of units
Average number of combined share units of €0.51	973,339	981,988	973,339	981,988
Average number of combined share units of 5.6p	1,622,232	1,636,646	1,622,232	1,636,646

COMBINED EPS	US $ Millions
Net profit	631	401	683	386
Less: Preference dividends	(8)	(12)	(9)	(11)

Net profit attributable to ordinary capital	623	389	674	375

Combined EPS per €0.51	$0.64	$0.40	$0.69	$0.38
Combined EPS per 5.6p	$0.38	$0.24	$0.42	$0.23

COMBINED EPS – BEIA *	US $ Millions
Net profit	631	401	683	386
Add back exceptional items net of tax	(77)	109	(80)	106
Add back amortisation of goodwill / intangibles net of tax	260	286	271	285

Net profit beia *	814	796	874	777
Less: Preference dividends	(8)	(12)	(9)	(11)

Net profit attributable to ordinary capital – beia	806	784	865	766

Combined EPS – beia* per €0.51	$0.83	$0.80	$0.89	$0.78
Combined EPS – beia* per 5.6p	$0.50	$0.48	$0.53	$0.47

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	1,002,138	1,009,836	1,002,138	1,009,836
Adjusted average combined share units of 5.6p	1,670,230	1,683,060	1,670,230	1,683,060

	US $ Millions
Net profit attributable to ordinary capital	623	389	674	375

Combined diluted EPS per €0.51	$0.62	$0.39	$0.67	$0.37
Combined diluted EPS per 5.6p	$0.37	$0.23	$0.40	$0.22

* Before exceptional items and amortisation of goodwill and intangibles